FOR RELEASE IMMEDIATELY                             Contact: Tami Kamarauskas
                                                    Manager, Investor Relations
                                                    Telephone:(708)-873-2534
                                                    Email: tkamarau@andrew.com

                    ANDREW CORPORATION ADOPTS NEW RIGHTS PLAN


ORLAND PARK, IL, November 15, 1996 -- The Board of Directors of Andrew Corporation voted yesterday to adopt a new stockholder rights plan. The Board also voted to terminate the Old Plan and order the redemption of stockholder rights under the Old Plan.

The New Rights will be distributed to stockholders of record at the close of business on December 16, 1996, as one Common Stock Purchase Right for each outstanding share of Andrew Corporation Common Stock. The Old Rights will be redeemed for $.0015 per Old Right to stockholders of record at the close of business on the same date.

The Rights will be exercisable only if a person or group acquires 15% or more of the outstanding Common Stock or announces a tender offer for 15% or more of the outstanding Common stock. In the event of an unfriendly takeover attempt, stockholders will be entitled to acquire additional shares of Andrew Corporation Common Stock (or, under certain circumstances, shares of either the acquiring or surviving company) at half the market price.

Dr. Floyd L. English, chairman, president and chief executive officer, said "The company is not aware of any current suitors. The New Rights Plan is designed with the same intention as the Old Plan -- to protect the interests of all stockholders of Andrew Corporation and to prevent an acquiror from gaining control of Andrew without offering a fair price to all stockholders. We simply needed a new plan since the last four years' consecutive stock splits had diluted the old plan's effectiveness."
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Andrew Corporation is a global supplier of communications  systems equipment and services. Major markets are wireless communications--which includes cellular, personal communications systems and land mobile radio--broadcast and common carrier. Andrew is an S&P 500 company listed on the Nasdaq National Market System under the symbol: ANDW.